IAMGOLD ANNOUNCES CHANGES TO THE BOARD OF DIRECTORS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, November 9, 2023 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") today announced the retirement of **Mr. Ian Ashby**, who has served on the Company's board of directors (the "board") since February 2022, and the appointment of **Ms. Anne Marie Toutant** as an independent director to the board. These changes are effective as of today, November 9, 2023.

David Smith, Chair of the IAMGOLD, extended his appreciation for Ian Ashby's service. Mr. Smith remarked, "Ian has been an invaluable member of our board, and we want to express our deepest gratitude for his service and the valuable insights he brought during a critical time for our company. His contributions and leadership of the Côté Project Review Committee were instrumental during the advancement of Côté Gold. On behalf of the whole board, we wish him well in the future."

Anne Marie Toutant, who previously served on the board from December 2020 to May 2023, brings her extensive experience and expertise to the company. "We are excited to welcome Anne Marie back to the IAMGOLD board," Mr. Smith continued. "Her expertise and past experience with IAMGOLD, and Côté Gold in particular, will make for a smooth transition to fill this important role. Anne Marie has a profound technical background which will prove to be a significant asset as IAMGOLD prepares to ramp up production at Côté Gold early next year, bringing online one of Canada's largest gold mines which will be a model for modern mining in the industry for many years to come."

Ms. Toutant has a proven track record as an executive in the mining industry for over 35 years. In her career, Ms. Toutant held executive roles at Suncor Energy overseeing the initial start-up and operations of the $18B Fort Hills project in northern Alberta, which included the deployment and accelerated implementation of Suncor's autonomous haulage system, developing a multi-year digital transformation strategy for mining and the final reclamation of Wapisiw Lookout – the first reclaimed oil sands tailings pond in Canada. Prior to this, Ms. Toutant held operational and technical management positions at metallurgical and thermal coal mines for Luscar Ltd. and Cardinal River Coals Ltd. and was highlighted as one of Canada's early female mine managers in 1998. These experiences contributed to her passions around safety, mentoring, sustainability, and technology.

Ms. Toutant is contributing as a Non-Executive Director in the public and Non-Profit sectors. She served on charitable and industry related boards including the Suncor Energy Foundation and the Mining Association of Canada (MAC). She is currently the Past-President of the Canadian Institute of Mining and Metallurgy (CIM) and a founding member of Women in Mining Calgary branch (WIM YYC).

Ms. Toutant holds a Bachelor of Science degree in Mining Engineering from the University of Alberta and is registered as a Professional Engineer in the province of Alberta.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company is building the large-scale, long life Côté Gold project in Canada in partnership with Sumitomo Metal Mining Co. Ltd., which is expected to commence production in the first quarter of 2024. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts in Canada. IAMGOLD employs approximately 3,600 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance ("ESG") practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the Jantzi Social Index ("JSI"), a socially screened market capitalization-weighted consisting of companies which pass a set of broadly based environmental, social and governance rating criteria.

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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